Exhibit 99.5

Burcon NutraScience Corporation

Consolidated Financial Statements
March 31, 2010 and 2009

PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

Auditors’ Report

To the Shareholders of
Burcon NutraScience Corporation

We have audited the consolidated balance sheets of Burcon NutraScience Corporation as at March 31, 2010 and 2009 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
June 24, 2010

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

Burcon NutraScience Corporation
Consolidated Balance Sheets
As at March 31, 2010 and 2009

	2010	2009
	$	$

Assets

Current assets
Cash and cash equivalents	11,661,745	2,241,976
Short-term investments	2,320,372	-
Amounts receivable	25,052	35,621
Prepaid expenses (note 4)	109,566	138,172

	14,116,735	2,415,769

Property and equipment (note 3)	749,455	626,673
Goodwill	1,254,930	1,254,930

	16,121,120	4,297,372
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 7)	401,179	346,730

Shareholders’ Equity (note 4)
Capital stock	44,236,390	28,268,997
Contributed surplus	3,762,983	3,705,549
Options	5,236,268	3,003,446
Warrants	171,972	-
Deficit	(37,687,672)	(31,027,350)

	15,719,941	3,950,642

	16,121,120	4,297,372
Contingency (note 1)
Subsequent events (note 11)

Approved by the Board of Directors

(signed) Richard O’C. Whittall	Director	(signed) Johann F. Tergesen	Director

See accompanying notes to consolidated financial statements.

Burcon NutraScience Corporation
Consolidated Statements of Operations, Comprehensive Loss and Deficit
For the years ended March 31, 2010 and 2009

	2010	2009
	$	$

Expenses
Research and development (note 5)	2,101,159	2,090,775
General and administrative (notes 4 and 7)	3,177,036	1,553,600
Professional fees (note 4)	1,296,863	1,115,191
Management fees and services (notes 4 and 7)	169,496	127,250
Amortization	3,379	2,462

Loss from operations	(6,747,933)	(4,889,278)

Interest income	87,611	77,947

Loss and comprehensive loss for the year	(6,660,322)	(4,811,331)
Deficit - Beginning of year	(31,027,350)	(26,216,019)

Deficit - End of year	(37,687,672)	(31,027,350)

Basic and diluted loss per share (note 6)	(0.24)	(0.19)

See accompanying notes to consolidated financial statements.

Burcon NutraScience Corporation
Consolidated Statements of Cash Flows
For the years ended March 31, 2010 and 2009

	2010	2009
	$	$

Cash flows from operating activities
Loss for the year	(6,660,322)	(4,811,331)
Items not affecting cash
Amortization	163,969	169,868
Loss on disposal of property and equipment	924	18,574
Stock-based compensation expense	2,649,297	1,495,436
Services received and settled in capital stock	-	30,010
	(3,846,132)	(3,097,443)

Changes in non-cash working capital items
Amounts receivable	10,569	(19,728)
Prepaid expenses	(23,542)	3,758
Accounts payable and accrued liabilities	54,449	130,402
	(3,804,656)	(2,983,011)

Cash flows from investing activities
Increase in short-term investments	(2,320,372)	-
Acquisition of property and equipment	(288,503)	(51,070)
Proceeds from disposal of property and equipment	828	-
	(2,608,047)	(51,070)

Cash flows from financing activities
Issue of capital stock - net of issue costs	15,832,472	1,055,378

Increase (decrease) in cash and cash equivalents	9,419,769	(1,978,703)

Cash and cash equivalents - Beginning of year	2,241,976	4,220,679

Cash and cash equivalents - End of year	11,661,745	2,241,976

Cash and cash equivalents consist of
Cash	61,554	30,145
Cash equivalents	11,600,191	2,211,831

	11,661,745	2,241,976

See accompanying notes to consolidated financial statements.

Burcon NutraScience Corporation

1 Nature of operations

Nature of operations

Burcon NutraScience Corporation (Burcon or the Company) is a research and development company that is developing its plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company is developing two canola proteins, Puratein® and SuperteinTM (the Products), and CLARISOY®, a soy protein isolate.

Burcon has a license and development agreement (the Agreement) with Archer Daniels Midland Company (ADM) to commercialize Burcon’s canola protein ingredients, including Puratein® and SuperteinTM. Upon completion of the development period set out in the Agreement, and the parties’ agreement on the royalty rate and minimum royalties payable by ADM, Burcon is required to grant ADM an exclusive, royalty-bearing, worldwide license to use Burcon’ s technology to make and sell products, together with certain rights to grant sublicenses. ADM is required to pay Burcon royalties based on a royalty rate within a specified range based on the net revenues ADM realizes from sales of the Products. In October 2008, Burcon announced that Puratein® and SuperteinTM have been self-affirmed GRAS (Generally Recognized As Safe). In January 2010, Burcon and ADM also filed GRAS notification to the U.S. Food and Drug Administration (FDA), a voluntary procedure whereby a company informs the FDA of its determination that the use of a substance is GRAS. The total cost of the regulatory recognition process, governed by a defined cost sharing agreement for all of the third-party expenses, is US$945,922, with Burcon’s share at US$585,922. The cost sharing agreement provides that either ADM or Burcon is required to reimburse the other on the occurrence of certain events. If ADM chooses not to proceed with the license under the Agreement and terminates it in accordance with the specific provisions under the agreement, then Burcon is required to reimburse ADM for its share of the costs incurred in the regulatory process. Alternatively, if ADM chooses to proceed with the license then ADM is required to reimburse Burcon for all of its costs incurred in the regulatory process.

2 Significant accounting policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Burcon NutraScience (MB) Corp. All material intercompany transactions and balances have been eliminated on consolidation.

(6)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2010 and 2009

Adoption of new accounting standards

Goodwill and Intangible Assets

On April 1, 2009, the Company adopted the new recommendations of CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaces Handbook Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The revision aligns Canadian generally accepted accounting principles with International Financial Reporting Standards (IFRS) and establishes standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company has applied this standard retrospectively and it had no impact on the Company’s consolidated financial statements.

Financial instruments

In January 2009, the CICA issued Emerging Issues Committee Abstract EIC-173, Credit Risk and the Fair Value ofFinancial Assets and Financial Liabilities. EIC-1 73 requires that the Company take into account its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities. The fair values ascribed to the financial assets and financial liabilities in these financial statements incorporate appropriate levels of credit risk. The adoption of EIC-1 73 did not have a material effect on the Company’s consolidated financial statements.

In June 2009, the CICA amended Section 3862, Financial Instruments - Disclosures, to include additional disclosure requirements about fair market value measurements for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are measured using quoted prices in active markets for identical assets or liabilities. Fair values of assets and liabilities included in Level 2 are measured using inputs other than quoted prices for which all significant outputs are observable either directly or indirectly. Level 3 valuations are based on inputs for the assets or liabilities that are not based on observable market data. The Company adopted this new standard for the year ended March 31, 2010 and has included such disclosures in note 9.

Accounting estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results may differ from those estimates.

The significant area where management’s judgment is applied is in determining the fair value of stock-based compensation.

(7)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2010 and 2009

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

Short-term investments

Short-term investments comprise highly-liquid short-term interest bearing securities with maturities at their purchase dates of greater than three months but not more than one year.

Financial instruments

The Company classifies its financial instruments into one of five categories; held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. Except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost, the Company’s financial instruments are measured at fair value. Subsequent measurement and changes in fair value depend on their initial classification, as follows: held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in operations; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive loss until the investment is derecognized or impaired at which time the amounts are recorded in operations; non-financial derivatives are measured at fair value with changes in fair value recorded in operations unless hedge accounting is applied, in which case changes in fair value are recorded in other comprehensive loss.

The Company classifies its cash and cash equivalents and short-term investments as held-for-trading, which are measured at fair value; amounts receivable as loans and receivables, which are measured at amortized cost; and accounts payable and accrued liabilities as other financial liabilities, which are measured at amortized cost, using the effective interest rate method.

The Company has no derivative instruments.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. The Company provides for amortization using the declining balance method at the following annual rates:

Equipment	20%
Computer equipment	30%

The Company tests property and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. If the carrying value of an asset or group of assets exceeds the undiscounted estimated future cash flows related to the asset or group of assets, an impairment loss is recognized in the period it is determined to the extent that the carrying value exceeds the fair value of the asset or group of assets.

(8)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2010 and 2009

Goodwill

Goodwill represents the excess at the date of acquisition of the cost of the acquired business over the fair values attributed to the underlying net tangible assets and the identifiable intangible assets. Goodwill is not amortized.

On at least an annual basis, the Company subjects goodwill to an impairment test based upon a comparison of the carrying amount to the implied fair value of the goodwill. Any impairment in the carrying amount of goodwill is charged to operations in the period such impairment is identified.

Research and development costs

Research costs are expensed in the period incurred. Development costs are also expensed in the period incurred unless the related product or process is clearly defined and the costs attributable thereto can be indentified; the technical feasibility of the product or process has been established; management has indicated its intention to produce and market, or use, the product or process; the future market for the product or process is clearly defined; and adequate resources exist, or are expected to be available, to complete the project.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized in the current period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recognized to the extent it is more likely than not that future income tax assets will not be realized.

Investment tax credits

The Company carries out research and development in Canada that is eligible for SR&ED Investment Tax Credits (ITC) at both the federal and provincial level. ITCs are recognized as a reduction in research and development expenses in the period in which there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition of property and equipment are recognized as a deduction from the costs of those assets in the period there is reasonable assurance that the credits will be realized. The Company’s determination of ITCs involves uncertainty with respect to management’s interpretation of complex tax regulations. The ITC claims are subject to review and acceptance by the Canada Revenue Agency prior to collection.

(9)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2010 and 2009

Stock-based compensation

The Company accounts for stock-based compensation granted to employees and non-employees using the fair value method calculated using the Black-Scholes option pricing model. For options granted to employees, officers and directors, the compensation cost is measured at fair value at the date of grant and is expensed to operations over the award’s vesting period. For options granted to non-employees, the fair value is measured as of the earliest of a) the date performance is complete, b) the date a performance commitment is reached, and c) the date the options are granted if they are fully vested and non-forfeitable. The cost is recognized over the period in which the goods or services from the non-employees are received with a corresponding amount recorded as options in shareholders’ equity. When stock options are exercised, capital stock is credited by the sum of the consideration paid and by the related portion previously recorded in options. The effects of forfeitures are accounted for in the period of forfeiture.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) for the period available to common shareholders by the weighted average number of common shares outstanding during the period. The Company applies the treasury stock method to calculate diluted earnings (loss) per share. Diluted earnings (loss) per share excludes all dilutive potential common shares if their effect is anti-dilutive.

Future accounting changes

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, to replace existing Section 1581 of the same title. The new section amends the standard for accounting for business combinations and contain requirements that are the same as those in IFRS 3, Business Combinations. The standard is effective for fiscal years beginning on or after January 1, 2011.

Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued Handbook Sections 1601, Consolidated Financial Statements, and 1602,

Non-controlling Interests, to replace existing Handbook Section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary subsequent to a business combination. The new standards contain requirements that are the same as those in IFRS 3, Business Combinations, and International Accounting Standard 27, Consolidated and Separate Financial Statements.

These standards are effective for fiscal years beginning on or after January 1, 2011.

(10)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2010 and 2009
Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2010 and 2009

3 Property and equipment

			2010
		Accumulated
	Cost	amortization	Net
	$	$	$

Equipment	2,956,962	2,224,530	732,432
Computer equipment	51,621	34,598	17,023

	3,008,583	2,259,128	749,455

			2009

		Accumulated
	Cost	amortization	Net
	$	$	$

Equipment	2,679,056	2,066,216	612,840
Computer equipment	43,414	29,581	13,833
	2,722,470	2,095,797	626,673

(11)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2010 and 2009

4 Shareholders’ equity

b)	Capital stock

Authorized
Unlimited number of common shares without par value

Issued
	Number of
	shares	Amount
		$

Balance - March 31, 2008	25,328,925	26,281,156
Issued during the year for cash
Options exercised	555,666	1,055,378
Transferred from options upon exercise of options	-	902,453
Shares issued to settle debt*	4,168	30,010

Balance - March 31, 2009	25,888,759	28,268,997

Issued during the year for cash
Equity offering	2,942,950	16,921,963
Share issue costs	-	(1,717,061)
Options exercised	224,371	445,970
Transferred from options upon exercise of options	-	316,521

Balance - March 31, 2010	29,056,080	44,236,390

* During the year ended March 31, 2009, the Company issued 4,168 common shares in settlement of $30,010 in outstanding directors’ fees. No gain or loss on settlement resulted from this transaction as the settlement price per common share was the fair value of the shares at the date of issue.

On June 18, 2009, Burcon completed a public offering of 2,942,950 common shares at $5.75 per common share, including 333,950 common shares pursuant to the partial exercise of the agents’ over-allotment option. The agents received a cash commission of 6% of the gross proceeds and compensation options (Agents’ Warrants) entitling the agents to purchase up to 117,718 common shares (equal to 4% of the common shares sold pursuant to the offering). Each Agent’s Warrant is exercisable to acquire one common share of the Company at an exercise price of $5.75 per share at any time before and including December 18, 2010. The fair value of the Agents’ Warrants was estimated at $181,600 using the Black-Scholes pricing model and has been included in Warrants. The Agents’ Warrants to purchase up to 111,477 common shares remain outstanding as at March 31, 2010.

(12)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2010 and 2009

b)	Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

	2010	2009
	$	$

Balance - Beginning of year	3,705,549	3,692,747

Forfeited vested options	-	12,802
Expired options	57,434	-

Balance - End of year	3,762,983	3,705,549

c)	Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At March 31, 2010, 2,548,871(2009 - 1,877,002) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $1.12 and $9.60 per common share. At the annual general meeting held on September 3, 2009, the shareholders of the Company approved an increase of 1,046,343 to the option plan. An additional 171,045 (2009 - 14,701) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of ten years from the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant.

		2010		2009
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$

Outstanding - Beginning of year	1,877,002	3.07	2,007,668	2.17

Granted	990,000	9.39	435,000	5.74
Exercised	(218,130)	1.88	(555,666)	1.85
Expired	(50,001)	1.72	-	-
Forfeited	(50,000)	6.25	(10,000)	3.30

Outstanding - End of year	2,548,871	5.59	1,877,002	3.07

(13)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2010 and 2009
Notes to Consolidated Financial Statements
March 31, 2010 and 2009

	2010	2009
	$	$
Balance - Beginning of year	3,003,446	2,464,737
Stock-based compensation to employees	2,568,605	1,123,310
Stock-based compensation to consultants	28,545	330,654
Transfer to capital stock upon exercise of options	(306,894)	(902,453)
Forfeited		(12,802)
Expired	(57,434)	-
Balance - End of year	5,236,268	3,003,446

The following table summarizes information about stock options outstanding and exercisable at March 31, 2010:

		Options outstanding		Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding	remaining	average	exercisable	average
Range of	at March 31,	contractual	exercise	at March 31,	exercise
exercise prices	2010	life	price	2010	price
$		(years)	$		$
1.12 to 1.88	476,000	0.37	1.23	476,000	1.23
2.80to3.30	702,871	2.02	3.15	700,537	3.15
5.67 to 6.50	445,000	3.75	5.78	170,000	5.13
9.60	925,000	9.71	9.60	140,000	9.60
	2,548,871			1,486,537

The fair value of each option is estimated as at the date of grant or other measurement date as required by CICA Handbook Section 3870 using the Black-Scholes option pricing model and the following weighted average assumptions:

	2010	2009
Dividend yield	0.0%	0.0%
Expected volatility	80.3%	60.9%
Risk-free interest rate	3.0%	2.1%
Expected average option term (years)	8.2	4.7

The weighted average fair value of the options granted during the year ended March 31, 2010 was $7.37 (2009 - $3.20) per option.

Included in research and development expenses is $565,111 (2009 - $475,702) (note 5) of stock-based compensation and included in general and administrative expenses is $2,032,038 (2009 - $919,532) of a combination of stock-based compensation and costs settled by way of stock options. Included in professional fees is $52,148 (2009 - $100,203) relating to services settled by way of stock options. Included in prepaid expenses is $31,630 (2009 - $83,779) of consulting costs settled by way of stock options.

(14)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2010 and 2009

d)	Warrants

As at March 31, 2010, the following warrants were outstanding:

March 31,				March31,	Exercise	Expiry
2009	Granted	Exercised	Expired	2010	price	Date
					$
-	117,718	(6,241)	-	111,477	5.75	December 18,2010

5	Research and development

	2010	2009
	$	$
Salaries and benefits (note 4)	1,450,073	1,285,031
Laboratory operation	338,158	246,147
Amortization	160,590	167,406
Rent	75,987	77,106
Analyses and testing	50,454	73,508
Travel and meals	22,330	22,075
Toxicology trials	3,567	202,981
Loss on disposal of property and equipment	-	16,521
	2,101,159	2,090,775

Since inception, the Company has expensed $17,329,484 (2009 - $15,228,325) on research and development.

6 Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2010	2009
	$	$

Loss for the year, being loss available to common shareholders - basic and diluted	6,666,660	4,811,331

	Shares	Shares
Weighted average common shares - basic and diluted (a)	28,286,590	25,457,713

Basic and diluted loss per share	(0.24)	(0.19)

(a) For the years ended March 31, 2010 and 2009, the Company excluded the potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

(15)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2010 and 2009

7 Related party transactions

Included in general and administrative expenses for the year ended March 31, 2010 is $28,131 (2009 - $21,710) for the rental of office space, for services, and for equipment rental from companies related by virtue of a common shareholder, directors, and officers.

For the year ended March 31, 2010, included in management fees and services is $169,496 (2009 - $127,250) for services provided by a company related by virtue of common shareholders, directors, and officers. At March 31, 2010, $6,280 (2009 - $5,027) of this amount is included in accounts payable and accrued liabilities. Also included in share issue costs is $18,523 (2009 - $nil) for services provided by a company related by virtue of common shareholders, directors and officers.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8 Income taxes

The recovery of income taxes differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to loss for the year as follows:

	2010	2009
	$	$

Recovery of income taxes based on the combined statutory income tax rate of 30.30% (2009 - 3 1.87%)	(2,018,000)	(1,534,000)
Change in valuation allowance on future income tax assets	424,000	174,000
Adjustment to future income tax assets for changes in tax rates	168,000	356,000
Non-deductible items and tax adjustments	877,000	540,000
Non-capital losses expired	549,000	464,000

Recovery of income taxes	-	-

As at March 31, 2010, the Company has non-capital losses of approximately $15,032,000 (2009 - $13,299,000) available to reduce taxable income in future years. These losses expire as follows:

$
2014	1,672,000
2015	1,943,000
2026	1,502,000
2027	1,814,000
2028	2,093,000
2029	2,432,000
2030	3,576,000
15,032,000

(16)

Burcon NutraScience Corporation

In addition, the Company has scientific research and experimental development expenditures of approximately $9,438,000 available to carry forward indefinitely.

The investment tax credits of $3,593,000 may be used to offset future income taxes otherwise payable and expire between 2014 and 2030.

The tax effects of temporary differences that give rise to future income tax assets are as follows:

	2010	2009
	$	$
Future income tax assets
Scientific research and experimental development expenditures	2,363,000	2,217,000
Losses from operations carried forward	3,928,000	3,549,000
Financing costs	321,000	42,000
Property and equipment	87,000	83,000
	6,699,000	5,891,000
Valuation allowance	(6,699,000)	(5,891,000)
	-	-

Management believes the realization of income tax benefits related to these losses and other potential future income tax assets is uncertain at this time and cannot be viewed as more likely than not. Accordingly, the Company has recorded a full valuation allowance.

9 Financial instruments

Fair values

The three level hierarchy of fair value measurements based upon the transparency of inputs of the Company’s financial assets and financial liabilities is as follows:

	Carrying
	amount		Fair value
		Level 1	Level 2	Level 3
	$	$	$	$
Financial assets
Cash and cash equivalents	11,661,745	-	11,661,745	-
Short-term investments	2,320,372	-	2,320,372	-
Amounts receivable	25,052	-	25,052	-

Financial liabilities
Accounts payable and accrued liabilities	401,179	-	401,179	-

(17)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2010 and 2009

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents. The Company’s cash equivalents is comprised of banker’s acceptances, term deposits and other interest bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with Canadian financial institutions.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. Burcon’s cash and cash equivalents and short-term investments are held at various Canadian chartered banks to maximize interest and to diversify risk. For the year ended March 31, 2010, the weighted average interest rate on the interest earned on the Company’s cash and cash equivalents was 0.74%. The short-term investment, invested during the second quarter of this year, earned an average interest rate of 1.22% per annum for the period ended March 31, 2010. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at March 31, 2010 is estimated to be a $116,600 increase or decrease in interest income per year. Similarly, the impact of a 1% strengthening or weakening of interest rates on the Company’s short-term investments at March 31, 2010 is estimated to be a $23,200 increase or decrease in interest income per year, respectively.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 10). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities at March 31, 2010 was $401,179, all of which is within the next 12 months.

10 Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and development program. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional equity capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required. The Company raised net proceeds of $15.4 million in equity financing on June 18, 2009 to fund its strategic objectives.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended March 31, 2010.

(18)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2010 and 2009

11 Subsequent events

Subsequent to March 31, 2010:

a)	Officers and a consultant exercised options for 98,400 common shares at a weighted average exercise price of $2.88 per share.

b)	Agents’ warrants were exercised for 16,603 shares at $5.75 per share; and

c)	130,000 options were granted to directors at a weighted average exercise price of $8.81 per share.

(19)